Exhibit 99.1

Ituran Location and Control Ltd. Announces dividend record date

Azour, Israel, February 23, 2009 – Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced that, the Board of Directors has approved the distribution of cash dividend in the amount of NIS 0.71 per share or 0.17 dollars per share, totaling approximately NIS 15.5 million or 3.7 million dollars. The dividend will be paid to shareholders of record on March 24, 2009. The Company will pay dividend on April 7, 2009.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 511,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1,100 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

Contact:
Eyal Sheratzky
Co-CEO
+972 3 5571777
eyal_s@ituran.com